April 24, 2013

Deborah O’Neill Johnson

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds Trust

Dear Ms. Johnson:

On March 1, 2013, Johnson Mutual Funds Trust (the "Registrant"), on behalf of the JIC Institutional Bond Fund I, JIC Institutional Bond Fund II, JIC Institutional Bond Fund III, and the Johnson Enhanced Return Fund (the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 36 to its Registration Statement under the Securities Act of 1933 on Form N-1A. On April 12th, you provided comments by phone to Cassandra Borchers and Jenny Kelhoffer. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL:

1. In your response please be sure to include the necessary TANDY representations.

RESPONSE:

The TANDY representations have been included below.

2. In your response, please confirm your understanding that and XBRL filing is required within 15 days of the effective date of the 485(a) or 485(b) filing, as applicable.

RESPONSE:

Registrant confirms appropriate XBRL filing(s) will be made.

Css Cassandra.Borchers@ThompsonHine.com Tel: 513-352-6632 Fax: 513-241-4771

April 24, 2013

FUND SUMMARY: FEE TABLE

3. Please include the information in footnote 1 (wire fee) in a parenthetical within the fee table.

RESPONSE:

The footnote has been removed and corresponding change made throughout the Prospectus to reflect the fact that there is no fee charged for redemption by wire.

4. Include a footnote to the fee table to describe the term of any contractual fee waiver (in effect for at least one year from the effective date of the prospectus). Confirm that only the Board of Trustees can terminate the agreement early, and if the Adviser can recapture any fees waived, please include that information in the footnote. See Instruction 3(e) to Item 3 of Form N-1A.

Response:

The Registrant has included the following footnote to the fee table for each of the JIC Institutional Bond Funds:

The Fund’s adviser has contractually agreed to waive its fees at least until May 1, 2014 to ensure that Total Annual Fund Operating Expenses After Fee Waiver will not exceed 0.241% of the Fund’s daily average net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days written notice to the adviser.

5. In the fee table, please revise the line item titled “Net Expenses” to be “Total Fund Operating Expenses After Fee Waiver”

RESPONSE:

The requested change has been made throughout the Prospectus.

April 24, 2013

FUND SUMMARY:

6. Please confirm Financial Intermediary Compensation is not applicable to these Funds.

RESPONSE:

Registrant confirms this item is not applicable.

ENHANCED RETURN FUND SUMMARY: PRINCIPAL INVESTMENT RISKS

7. Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant believes the derivatives-related risk disclosures in the prospectus are consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

STATUTORY PROSPECTUS:

8. The prospectus states that the investment objectives and strategies of any Fund may be changed by the Board of Trustees without shareholder approval. If registrant would provide advance notice of any change in an investment objective, please include that information here.

RESPONSE:

The prospectus has been revised to reflect the fact that 60 days’ notice will be provided to shareholders prior to a change in a Fund’s investment objective.

April 24, 2013

9. Under Portfolio Disclosure, if the Fund’s portfolio is disclosed on the website, please disclose this information as required by Form N-1A Item 9(d).

RESPONSE:

Registrant confirms that the information in the prospectus is complete. The portfolio holdings disclosure policies are not separately available on the Funds’ website.

STATEMENT OF ADDITIONAL INFORMATION:

10. Please confirm in your response that the Trustee table includes information required regarding other directorships held by each Trustee. If that information is not currently included, please update the Trustee table in the SAI.

RESPONSE:

Registrant has reviewed the Trustee table and confirms the information is correct.

BACK COVER:

11. Please include the Trust’s 811 number as required.

RESPONSE:

The requested revision has been made.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

April 24, 2013

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

THOMPSON HINE LLP